Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, CA 92626
(949) 396-0330

November 18, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Ms Suzanne Hayes, Assistant Director
Ms. Alla Berenshteyn

Re:	Nemus Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-206992
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Hayes and Ms. Berenshteyn:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nemus Bioscience, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-206992) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on November 20, 2015, or as soon as practicable thereafter.

The Registrant hereby authorizes Daniel Rees, of Latham &Watkins LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)    should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)   the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Rees at 714.755.2244.

Sincerely.

Nemus Bioscience, Inc.

/s/ Elizbeth M. Berecz
Elizabeth M. Berecz
Chief Financial Officer

cc:       Daniel Rees, Latham &Watkins LLP